UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of March, 2007

COLES GROUP LIMITED

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

News Release

26 March 2007

Interim net profit after tax up 3.5% in year of transition

  NPAT up 3.5%

  Food and Liquor EBIT up 5.7%

  Group ROI up to 29%

  Earnings per share up 7.4% to 41.9 cents

  Interim dividend maintained at 19.5 cents per share

  FY2007 earnings guidance in the order of $7871 million

  Update on ownership review process and protocols

Coles Group Ltd (CGJ) today announced net profit after tax (NPAT) up 3.5% to $501 million for the 26 weeks ended 28 January 2007. Sales for continuing businesses increased by 2.4% to $17.8 billion.

"The headline result is in line with our expectations as we transition the business through its transformation program and commence implementation of the new growth strategy," CEO John Fletcher said.

"The company's balance sheet continues to strengthen, with Group ROI up to almost 30% in the first half."

Mr Fletcher said that the Group remained on track to deliver earnings in the order of $7871 million for the full year but with a lower than anticipated contribution from supermarkets.

Mr Fletcher said the company had made strong progress in simplifying the Group following the divestment of Myer and in line with strategy to create one integrated retail business meeting the everyday shopping needs of Australians.

"We have identified opportunities to reduce costs in excess of our FY2007 target of $70 million and our FY2008 target run-rate of $363 million. To date, the number of roles above store has reduced by 905.

"Transformation is also progressing well, with one new distribution centre open in Victoria and another four coming on line during the second half as we begin to redesign our distribution network from over 40 DCs to around 26," he said.

Mr Fletcher said a number of initiatives were being implemented to strengthen the customer value proposition and boost sales in supermarkets re-badged from Bi-Lo to Coles.

"We have also put in place broader strategic programs to improve our fresh offer in supermarkets and to reinforce customers' perception of value, including the launch of our 'Love Fresh' program and re-investment in supermarkets," he said.

Directors have declared an interim dividend maintained at 19.5 cents per share.

Ownership review

In outlining the process and bidder protocols which the Board would apply in assessing alternative ownership options, Coles Group Chairman, Rick Allert, said: "We are very pleased with the level of interest which has been expressed by parties wishing to explore buying the business as a whole, acquiring Target and/or Officeworks, or buying the whole of or a significant stake in the Everyday Needs Business."

Mr Allert said that the formal process would now commence with formal expressions of interest being invited for each of 100% of the Coles Group, the Everyday Needs Business, Target and Officeworks.

"The Board is also pursuing the potential demerger of Target and Officeworks, and will assess the value of those businesses as separate public companies as part of its evaluation.

"In addition, the Board will be considering the potential sale of a significant stake in the Everyday Needs business, which could result in the business continuing to be listed and shareholders being able to participate in the benefits brought to the business by a new investor.

"In short, we intend to leave no stone unturned in looking at all options that could be in the interests of our shareholders."

Mr Allert said preparations were well underway for due diligence, including a dataroom that would be made available to selected interested parties.

"The Company and its advisers have developed a set of bidder protocols that we believe will ensure a fully competitive process and level playing field for all interested parties, whether in relation to a 100% sale or a potential restructuring option, taking into account the size of the Coles Group in the context of the Australian financial markets," Mr Allert said.

He said the principal terms of the bidder protocols included the following:

    Parties bidding for the Coles Group or the Everyday Needs Business (including Coles supermarkets business, Coles Liquor business, Coles Express and Kmart) would be limited to:

      a maximum of six equity consortium members per bidding syndicate;

      a maximum of three exclusive banks/financiers and three non-exclusive banks/financiers in the banking syndicate.

    Arrangements for engaging legal and accounting advisers must not prevent the advisers working for other interested parties (non-exclusive advisers);

    Further details about the process protocols will be made available to bidders.

Trading Outlook

FY2007 earnings guidance remains unchanged with net profit after tax expected to be in the order of $787m1 as the business meets the peak costs of transformation initiatives. As previously stated, the contribution from Food and Liquor during the second half will be impacted by lower than anticipated sales growth in supermarkets and additional investment in value and fresh.

For FY2008, NPAT is expected to be in line with revised guidance issued on 23 February 2007, representing a growth of approximately 20%1 on the prior year.

Enquiries:

Media: Scott Whiffin +61 3 9829 5548

Analysts: Anastasia Crisafi +61 3 9829 4521

Financials

RESULTS SUMMARY	2007	2006	Change	Retail EBIT/Sales		Change
	26 weeks	26 weeks		2007	2006
	$m	$m		%	%
Sales	17,768	19,013	(6.5%)
Sales (continuing businesses)	17,768	17,355	2.4%
Retail EBIT (continuing businesses)	752.4	708.0
Food and Liquor [a]	397.8	376.5	5.7%	3.84	3.84	0 bp
Coles Express	61.2	20.3	201.5%	2.14	0.67	147 bp
Kmart	72.5	92.9	(22.0%)	3.38	4.25	(87) bp
Officeworks	32.1	29.5	8.8%	5.37	4.96	41 bp
Target	188.8	188.8	0.0%	10.50	10.88	(38) bp
Property	74.6	23.5	217.4%
Corporate costs [b]	(89.5)	(45.7)
EBIT (continuing businesses)	737.5	685.8	7.5%
Myer	0	67.9	(100%)
Megamart	0	(16.1)	(100%)
EBIT	737.5	737.6	0.0%
Net borrowing costs [b]	(47.4)	(51.5)	8.0%
Net profit before tax	690.1	686.1	0.6%
Income tax expense	(188.8)	(201.6)
Net profit after tax	501.3	484.5	3.5%

Earnings per share (basic) (cents)	41.9	39.0	7.4%
Ordinary dividend per share (cents)	19.5	19.5	0.0%
Operating gross margin (%)
- CGJ Group incl Fuel (excluding Myer)	24.39	23.98	41 bp
- Food and Liquor	25.13	24.68	45 bp
- Non Food (excluding Myer)	34.09	33.88	21 bp
Cost of doing business / sales (%)
- CGJ Group incl Fuel (excluding Myer)	20.24	20.03	21 bp
- Food and Liquor	21.29	20.84	45 bp
- Non Food (excluding Myer)	27.64	26.99	65 bp
Return on investment (%) (mat)	29.3	28.6	70 bp
Operating cash flow	550.9	871.3 [c]	(36.8%)
Free cashflow	239.6	274.7	(12.8%)
Net debt (cash) / Net debt (cash) & equity (%)(excluding Myer)	12.6	12.6
Fixed charges cover (times) (mat)	2.3	2.3

a.	Includes Food and Liquor net transformation costs $20.8m LY 2006
b.	2006 corporate costs and net borrowing costs have been restated by $2m as a result of an AIFRS reclassification
c.	Includes operating cash flows from Myer of $134 million

RETAIL OPERATIONS

Food and Liquor
	1H 2007	1H 2006	Change
Sales ($m)	10,366.5	9,807.2	5.7%
Comparative store sales growth			2.9%[2]
Retail EBIT ($m)	397.8	376.5[3]	5.7%
Retail margin (%)	3.84	3.84	0 bp
Net assets employed (NAE) ($m)	2,962	2,245
ROI (mat) (%)	31.0	36.7[3]	(570) bp

  Food and Liquor sales up 5.7%

  Bi-Lo conversions not performing to plan

  Fresh food program launched

  Liquor momentum continues

Food and Liquor reported a 5.7% increase in retail EBIT in a highly competitive market.

Food and Liquor costs of doing business increased by 45 basis points due to the lack of sales leverage and the impact of higher CODB in hotels.

ROI was diluted over the year by the acquisition of the Hedley Hotel Group, Pharmacy Direct, Talbot Hotel Group and Mr Corks Liquor Group. The total cost of these acquisitions was $477 million.

"While we are pleased with the performance of the liquor business, Supermarkets' sales have not been in line with expectations," Chief Operating Officer, Mick McMahon, said.

Supermarkets

"As announced in February, initiatives to drive top-line growth in Supermarkets have not yet gained traction, leading to lower than expected comparative sales growth," Mr McMahon said.

"The rebadging of Bi-Lo to Coles has not achieved the expected sales and earnings uplift. We will now defer the final phase of the conversion program to enable us to get the customer proposition right before completing the program.

"A significant investment is being made to improve the fresh offer to address falling participation rates which have also affected sales.

"The Love Fresh program will focus on delivering improved product, pricing, execution, marketing and in-store communication, backed by Coles' 'No Worries Guarantee' which means that if customers are not satisfied with our fresh food they can bring it back for a refund or exchange.

"Love Fresh is primarily about providing customers with clean stores, no clutter and quality product at the right price," Mr McMahon said.

"This is not a one-off campaign; it is an ongoing journey for Coles. Improving our fresh offer will not happen overnight, but we are taking the first steps towards winning customer confidence in its quality and value," he said.

"Like other retailers which have undergone major transformational programs, consistent availability of product for customers has been affected as the business absorbs significant change. This includes the move to a centrally managed range which involves making adjustments to layout and range in stores and will ultimately benefit customers.

"The comparative sales trend in Food and Liquor has continued to decline with the expectation that strategic initiatives will begin to gain traction towards the end of the financial year. Earnings will continue to be impacted in the second half by the lower sales growth rate and as the planned cost of the transformation program peaks.

"As we move forward, we have clear plans in place to improve the customer experience and sales. Our priorities will focus on addressing the issues affecting Bi-Lo, improving fresh and the availability of product in store," he said.

Twelve new stores were opened in the half.

Liquor

"The liquor business performed well, generating strong sales growth, expanding 1st Choice and continuing to grow through acquisitions," Mr McMahon said.

"We are very pleased with the performance of liquor, with the business delivering against our growth objectives across retail and hotels," he said.

Six 1st Choice superstores were opened in the first half, bringing the total network to 25. In Queensland, 1st Choice has a strong presence with 17 stores trading. The rollout program for 1st Choice will continue in the next half and is on track to deliver the planned 15 new stores in FY2007.

The rebadging of Theo's stores in NSW has been completed to plan. In addition, nine Theo's stores were sold during the half and the remaining two Theo's stores in Queensland will be converted by the end of the financial year.

The hotel portfolio has grown to 83, with the completion of the acquisitions of Talbot and Mr Corks adding 11 new hotels, as well as six liquor barns, three large format stores and 25 bottle shops in Queensland.

The Hedley integration is progressing well and will be completed by April. This extensive program involves re-branding 119 stores to 1st Choice, Liquorland and Vintage Cellars and integrating back office systems.

Coles Express
	1H 2007	1H 2006	Change
Sales ($m)	2,857.8	3,031.8	(5.7%)
Comparative store sales growth			(6.1%)
Retail EBIT ($m)	61.2[4]	20.3	201.5%
NAE ($m)	170	147
ROI (mat) (%)	47.2[4]	23.0	2,420 bp

Coles Express reported retail EBIT of $61.2 million4, a solid result achieved in an intensely competitive sector.

The result was driven by a very strong performance in the convenience stores and against a backdrop of competitor openings in key catchment areas and a store network upgrade program undertaken in the half.

"The launch of the 6cpl loyalty offer has exceeded expectations on all key measures, driving strong comparative sales growth in convenience. In addition, the continued focus on bringing Coles value to the convenience sector with 'You'll Love Coles' product is delivering impressive growth for food to go, milk and bread," Mr McMahon said.

"Consistent with our strategy of growing convenience sales, Coles Express commenced a trial during the half of an improved convenience offer at eight pilot stores. The stores also trialed a number of new initiatives which have proved to be very popular and are now being rolled out across the network."

In the half, Coles Express in conjunction with its Alliance partner Shell, also completed a national launch of Shell VPower, the latest high density, high performance premium unleaded fuel.

Kmart

	1H 2007	1H 2006	Change
Sales ($m)	2,147.1	2,186.0	(1.8%)
Comparative store sales growth			(4.2%)
Retail EBIT ($m)	72.5	92.9	(22.0%)
Retail margin (%)	3.38	4.25	(87 bp)
NAE ($m)	449	503
ROI (mat) (%)	9.5	14.7	(520 bp)

Kmart sales and earnings were impacted as the business transitions and sets the foundation of its strategy to improve quality of sales, achieve better product margins and lower costs in a highly competitive environment.

Tyremaster (Wholesale) business and three Garden Supercentres were divested during the half, representing a reduction in sales of $32 million for the half and $74 million for the full year.

Kmart Managing Director Larry Davis said the business had improved product margins, eliminated two storewide sales, reduced inventory by $130 million and eliminated no-deposit laybys.

There had been an increased focus on reducing costs during the half as retail support functions had been simplified and regional management realigned.

"Destination categories have performed well and this will start to show through as the range continues to be rationalised. We are constantly adjusting the mix in all categories to better meet customer needs.

"We will continue to deliver everyday value to our customers through an affordable and differentiated merchandise offer.

"Sales will continue to be impacted in the second half as further storewide sales are eliminated and as the business continues to exit categories that are not aligned to strategy. We are making the necessary changes in FY2007 to build a solid foundation for the future," Mr Davis said.

Kmart opened three stores and two KTAS outlets during the half and a further two Kmart stores and one KTAS outlet will be opened next half. Eight refurbishments were completed in the first half and a further nine are planned for the remainder of the financial year.

Target

	1H 2007	1H 2006	Change
Sales ($m)	1,798.3	1,735.4	3.6%
Comparative store sales growth			2.8%
Retail EBIT ($m)	188.8	188.8	0.0%
Retail margin (%)	10.50	10.88	(38 bp)
NAE ($m)	444	381
ROI (mat) (%)	57.0	64.7	(770 bp)

Target's retail EBIT of $188.8 million for the half was in line with expectations, coming off a very strong first half last year and absorbing costs from an accelerated store roll-out and refit program.

"Overall growth in Target apparel was solid even though the customer response to the seasonal ladieswear range was disappointing. Menswear, footwear and homewares in particular out-performed other categories," Target Managing Director Launa Inman said.

"Sales in the second half have started on a positive note as the brand continues to focus on its strategy of on-trend, affordable and high quality merchandise. In womenswear, both the City Dressing and 'Designers for Target' ranges have been well received and are bringing great fashion to all Australians at affordable prices.

"The customer and media response to the Stella McCartney range was incredibly positive, with purchases on opening day exceeding our forecasts. As well as generating sales at a very satisfactory margin, the range created even greater awareness of Target as a fashion destination," Ms Inman said.

Inventory levels are below last year despite opening eight stores and converting four Target Country stores to Target.

Target continues to accelerate its investment in stores in line with strategy, opening eight stores this half plus a further seven next half. Nine refurbishments were completed in the first half.

Officeworks

	1H 2007	1H 2006	Change
Sales ($m)	598.2	594.3	0.7%
Comparative store sales growth			(3.1%)
Retail EBIT ($m)	32.1	29.5	8.8%
Retail margin (%)	5.37	4.96	41 bp
NAE ($m)	167	176
ROI (mat) (%)	45.7	42.9	280 bp

The Officeworks portfolio reported an 8.8% increase in retail EBIT to $32.1 million despite a highly competitive environment impacting sales within Officeworks Business Direct.

Officeworks Managing Director, Joe Barberis, said that the brand had delivered a solid interim profit by successfully executing its strategy of increasing its store network, building and expanding key categories, growing the web and improving the in-store experience.

"The core business performed well with key promotional events and merchandise offers continuing to excite our customers, with the highlights being our Christmas and Back to School events.

"We opened six new stores during the half, including South Yarra, our 100th Officeworks store. One Harris Technology store was refurbished. We are on-track to continue growing our store network, with a further 10 stores planned for the second half, as well as one new Harris Technology store.

"The pleasing first half performance positions us well for the second half, as we continue to cement our position as the leading provider of quality office and technology products for home offices and small to medium size businesses," Mr Barberis said.

Implementation of growth strategy

Significant progress has been made in implementing initiatives in each of the key components of the strategy. The following progress has been made:

Simplification

    cost reduction opportunities identified exceeding target of $70 million in FY2007 and $363 million run-rate by FY2008

      905 roles have been reduced to date

      cost reduction targets set for each function

      over 600 initiatives with 149 implemented to date

Transformation

    first new purpose-built national distribution centre in Somerton, Victoria, opened another four distribution centres will be completed in the second half implementation of roll cages has been completed

    roll-out of returnable plastic crates has been completed

Formats

    124 Bi-Lo stores converted to Coles to date

    Theo's rebadging completed in NSW

    eight pilot convenience stores operated during the half

    nine Target store expansions

    two Kmart to Target store conversions completed

Customer and in-store experience

    increased investment in regional and store support teams

    new customer service standards progressively rolled out to supermarkets

    30,000 new trolleys

    launched refreshed FlyBuys program

    launched Coles 'Love Fresh' program in stores on March 5

Product

    approximately 2,600 housebrand products rolled out to date new top-tier housebrand range, Coles Finest, introduced from December 2006

    Supermarkets' general merchandise sourced through Kmart

    category management structure introduced in supermarkets

    launched Designers for Target

    Stella McCartney for Target range launched mid-March

Interest and Tax

Net borrowing costs decreased by $4.1 million to $47.4 million. This reflects lower average net debt levels.

Income tax expense of $188.8 million represents an effective tax rate of 27.4% due to a number of non-taxable items in the first half, including profit on sale of properties and investment.

BALANCE SHEET
$m	1H 2007	1H 2006
Inventory	2,928	3,415
Trade creditors	(2,024)	(2,235)
Net investment in inventory	904	1,180
Other current net liabilities	(1,330)	(1,237)
Working capital	(426)	(57)
Intangible assets	1,592	964[5]
Property, plant & equipment	3,289	3,535[5]
Other net assets/(liabilities)	(381)	(393) [5]
Funds Employed	4,074	4,049[5]
Net tax balances	335	249
Net assets employed	4,409	4,298[5]
Net (debt)/cash	(554)	(542) [5]
Shareholders' equity	3,855	3,756

The Group's balance sheet remains strong, with net debt / net debt to equity position at 12.6%. The strength of the balance sheet and cashflow position allow for the continued investment in the network to drive future growth, both organically and via acquisition.

Return on Investment increased from 28.6% to 29.3%, an improvement of 70 basis points on the prior comparable period.

Including new stores and acquisitions, inventory levels for continuing businesses were flat on a sales increase of 2.4%. Creditor support was 61.3% of inventory at the end of the half against 60.3% last year, with negative working capital of $426 million.

Total capital expenditure was $611 million, up $60 million on the prior half year, largely driven by our investment in the store network. Continued investment in our store network expansion, transformation program and strategic initiatives remains a key priority for the Group.

Intangible assets increased due to acquisitions, primarily in the Liquor business and Pharmacy Direct, as well as the increased IT investment as part of the transformation program.

Cash flow

$m	1H 2007	1H 2006
Operating cash flow	551	871
Capex	(507)	(578)
Other	196	(18)
Free cash flow	240	275
Dividends paid	(268)	(210)
Other movements in equity	(7)	80
Net cash flow	(35)	145

The first half of 2006 included operating cash flows from Myer of $134 million. Operating cash flows in the first half of 2007 included in excess of $100 million of one-off cash payments in respect of redundancy and other strategy costs as part of the strategic provision taken in 2006.

Proceeds from sale of properties are included in Other.

Coles Group Limited (formerly Coles Myer Ltd.)

ABN 11 004 089 936

Appendix 4D

Half Year Report

for the 26 weeks ended 28 January 2007

(previous corresponding period 26 weeks ended 29 January 2006)

This Half Year Report is provided to the Australian Stock Exchange under ASX Listing Rule 4.2A.

The information set out in this Half Year Report should be read in conjunction with the Full Annual Report for the year ended 30 July 2006.
Results for Announcement to the Market
				$m
Revenue	up	2.5%	to	17,828.2
Profit after tax attributable to members	up	3.5%	to	501.3
Net profit for the period attributable to members	up	3.5%	to	501.3

Dividends	Amount per security		Franked amount per security at 30% tax
Interim dividend 2007 2006	19.5 cents 19.5 cents		19.5 cents 19.5 cents
Record date for determining entitlements to the dividend	20 April 2007

Condensed consolidated income statement

For the 26 weeks ended 28 January 2007 (2006 26 weeks ended 29 January)
	2007 $m	2006 $m
Continuing operations
Revenue from sale of goods (excluding goods and services tax)	17,767.9	17,354.7
Other operating revenue (excluding finance income)	60.3	42.4
Cost of goods sold	(13,442.9)	(13,208.2)
Gross profit	4,385.3	4,188.9
Other income	144.1	41.9
Advertising expenses	(190.3)	(170.6)
Selling and occupancy expenses	(2,904.2)	(2,806.6)
Administrative expenses	(732.6)	(586.8)
Finance income	15.9	11.4
Finance costs	(63.3)	(62.9)
Share of profit of joint venture accounted for using the equity method	35.2	16.1
Profit before income tax expense	690.1	631.4
Income tax expense	(188.8)	(185.2)
Profit from continuing operations	501.3	446.2
Profit from discontinued operations		38.3
Profit for the half year	501.3	484.5
Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the Company
Basic earnings per share	41.9 cents	35.9 cents
Diluted earnings per share	41.5 cents	35.6 cents
Earnings per share for profit attributable to the ordinary equity holders of the Company
Basic earnings per share	41.9 cents	39.0 cents
Diluted earnings per share	41.5 cents	38.7 cents

The above condensed consolidated income statement should be read in conjunction with the accompanying notes.

Condensed consolidated balance sheet

As at 28 January 2007 (2006 as at 30 July, 29 January)
	January 2007 $m	July 2006 $m	January 2006 $m
Current assets
Cash and cash equivalents	697.6	485.6	578.2
Trade and other receivables	403.0	390.8	593.6
Inventories	2,927.6	2,851.8	3,414.8
Derivative financial instruments	2.1	1.4	3.2
Assets classified as held for sale	39.1	151.7	49.3
Total current assets	4,069.4	3,881.3	4,639.1
Non current assets
Receivables	40.1	43.7	48.6
Investments	8.4	125.0	137.7
Derivative financial instruments	6.2	9.4	2.3
Property, plant and equipment	3,281.8	3,133.3	3,525.1
Investment properties	7.6	7.6	9.6
Deferred tax assets	476.4	484.5	472.6
Intangible assets	1,591.1	1,412.2	963.8
Retirement benefit asset	40.6	38.3	21.5
Total non current assets	5,452.2	5,254.0	5,181.2
Total assets	9,521.6	9,135.3	9,820.3
Current liabilities
Trade and other payables	3,108.5	3,080.3	3,275.5
Interest bearing liabilities		30.2	217.0
Derivative financial instruments	10.8	24.0	80.1
Tax liabilities	72.1	66.4	126.2
Provisions	688.8	761.9	625.0
Total current liabilities	3,880.2	3,962.8	4,323.8
Non current liabilities
Payables	23.5	23.0
Interest bearing liabilities	1,251.2	974.0	1,119.8
Derivative financial instruments	14.1	16.1	4.4
Deferred tax liabilities	69.2	77.6	97.2
Provisions	299.0	320.7	304.1
Other	129.0	163.1	215.4
Total non current liabilities	1,786.0	1,574.5	1,740.9
Total liabilities	5,666.2	5,537.3	6,064.7
Net assets	3,855.4	3,598.0	3,755.6
Equity
Contributed equity	2,156.9	2,144.2	2,148.6
Reserves	15.4	3.9	13.8
Retained profits	1,683.1	1,449.9	1,593.2
Total equity	3,855.4	3,598.0	3,755.6

The above condensed consolidated balance sheet should be read in conjunction with the accompanying notes.

Condensed consolidated statement of recognised income and expenses

For the 26 weeks ended 28 January 2007 (2006 26 weeks ended 29 January)
	2007 $m	2006 $m

Foreign currency translation reserve
Exchange differences on translation of foreign operations	5.4	0.1
Cash flow hedge reserve
Net hedging losses recognised directly in equity	(11.5)
Net hedging gains transferred to financial liabilities	(0.2)	0.3
Net hedging losses transferred to inventory	12.3	(6.0)
	6.0	(5.6)
Income tax on equity items	0.5	1.7
Net income/(expenses) recognised directly in equity	6.5	(3.9)
Profit for the half year	501.3	484.5
Total recognised income for the half year	507.8	480.6
Effects of change in accounting policy - financial instruments
Adjustment on adoption of AASB 132 and AASB 139, net of tax:
- Retained profits		(20.7)
- Reserves		6.0
		(14.7)

The above condensed consolidated statement of recognised income and expenses should be read in conjunction with the accompanying notes.

Condensed consolidated cash flow statement

For the 26 weeks ended 28 January 2007 (2006 26 weeks ended 29 January)
	Inflows/(outflows)
	2007 $m	2006 $m
Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)	19,205.5	20,673.7
Payments to suppliers and employees (inclusive of goods and services tax)	(18,433.6)	(19,528.7)
Distributions received from associated entities	2.4	4.5
Finance income received	11.6	11.0
Finance costs paid	(51.9)	(56.0)
Income tax paid	(183.1)	(233.2)
Net cash from operating activities	550.9	871.3 (1)
Cash flows from investing activities
Payments for property, plant and equipment and intangible assets	(506.9)	(578.2)
Payments for purchase of businesses and controlled entities, net of cash acquired	(127.0)	(31.9)
Payments for purchase of associated entity	(8.3)	(0.5)
Proceeds on disposal of businesses	17.0	2.2
Proceeds on disposal of property, plant and equipment	155.4	10.7
Proceeds on disposal of investments	158.5
Proceeds from capital returns on investment		1.1
Net cash from investing activities	(311.3)	(596.6) (1)
Cash flows from financing activities
Proceeds from contributions to equity	66.6	80.0
Payments for purchases of buy-back shares	(73.6)
Proceeds from borrowings	2,380.4	3,641.2
Repayments of borrowings	(2,128.9)	(3,648.6)
Dividends paid	(268.1)	(210.0)
Net cash from financing activities	(23.6)	(137.4) (1)
Net increase in cash held	216.0	137.3
Cash at the start of the half year	481.6	440.9
Cash at the end of the half year	697.6	578.2

(1) The cash flow statement for the half year ended 29 January 2006 includes cash flows for Myer and Megamart, which were disposed during the year ended 30 July 2006. Myer and Megamart cash flows comprised $134.2 million of operating cash inflows, $49.0 million of investing cash outflows and $89.9 million of financing cash outflows.

The above condensed consolidated cash flow statement should be read in conjunction with the accompanying notes.

Note 1 Summary of significant accounting policies

(a) Basis of preparation

In this general purpose financial report for the interim half year reporting period ended 28 January 2007 (Half Year Report), the expression 'Coles Group' refers to Coles Group Limited (formerly Coles Myer Ltd.) and its controlled entities, and 'the Company' refers to the ultimate parent entity and legal entity Coles Group Limited. Coles Group Limited is a company domiciled in Australia.

This Half Year Report has been prepared in accordance with the Accounting Standard AASB134 Interim Financial Reporting and the Corporations Act 2001.

This Half Year Report is prepared in accordance with the historical cost convention, except for certain financial assets and liabilities, which are measured at fair value. The accounting policies applied by Coles Group in this Half Year Report are consistent with those applied in the Full Annual Report for the year ended 30 July 2006, including the treatment of operations as discontinued (refer (c)(ii) below), apart from those accounting policies impacted by the adoption of the following amendments to accounting standards and UIG Interpretations:

(i) UIG 4 Determining Whether an Asset Contains a Lease and the related changes in AASB 2005-5 Amendments to Australian Accounting Standards (June 2005).

UIG 4 provides guidance for determining whether an arrangement is, or contains a lease, which must be accounted for in accordance with AASB 117 Leases. The adoption of this interpretation and amendment did not have a material financial impact on the current or prior period.

(ii) AASB 2005-9 Amendments to Australian Accounting Standards [AASB 4, AASB 1023, AASB 139 and AASB 132]

AASB 2005-9 requires that certain liabilities associated with the issue of financial guarantees must be recognised on the balance sheet. The adoption of this amendment did not have a material financial impact on the current or prior period.

This Half Year Report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the Full Annual Report for the year ended 30 July 2006 and any public announcement made by Coles Group Limited during the Interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

(b) Rounding of amounts

Dollar amounts have been rounded to the nearest one hundred thousand dollars unless specifically stated otherwise. Where the amount is $50,000 or less, this is indicated by a dash ('-').

(c) Restatement of comparatives

(i) Effect of Australian Equivalents to International Financial reporting Standards (AIFRS)

At 30 July 2006, Coles Group presented its first Full Annual Report in accordance with AIFRS. Finalisation of this Full Annual Report has resulted in a number of reclassifications to the balance sheet and income statement as reported at 29 January 2006. These reclassifications include:

  increases to current derivative financial instrument assets of $0.7 million, non current derivative financial instrument assets of $2.3 million, current derivative financial instrument liabilities of $80.1 million, non current derivative financial instrument liabilities of $4.4 million respectively, and a decrease to interest-bearing liabilities of $81.5 million;

  a decrease in non current receivables of $3.7 million, with a corresponding decrease to non current interest bearing liabilities;

  an increase in intangible assets for computer software of $138.7 million, with a corresponding decrease in property, plant and equipment;

  a decrease in other non current receivables of $56.5 million, with a corresponding increase in retirement benefit asset and non current receivables of $21.5 million and $35.0 million respectively;

  a decrease in other current assets of $42.0 million, with a corresponding increase in trade and other receivables; and

  a decrease in other income of $76.3 million, with a corresponding increase in other operating revenue of $69.1 million, a decrease in selling and occupancy costs of $1.6 million, an increase in administrative expenses of $8.5 million, an increase in finance costs of $2.0 million, and an increase in share of profit of joint venture accounted for using the equity method of $16.1 million.

(ii) Effect of discontinued operations

A discontinued operation is a component of an entity that has been disposed of or is classified as held for sale, which represents a separate major line of business, and is part of a single co-ordinated plan to dispose of such a line or is a controlled entity acquired exclusively with a view to resale.

For the purpose of this Half Year Report, consistent with the Full Annual Report for the year ended 30 July 2006, the divestments of Myer and Megamart have been treated as discontinued operations, and accordingly the comparatives in the income statement for the half year ended 29 January 2006 have been restated.

(iii) Other reclassifications

Where applicable, certain comparatives for the half year ended 29 January 2006 have been reclassified to conform with current period disclosures. The effect of these reclassifications is not considered material.

Note 2 Dividends
	2007 $m	2006 $m
Ordinary shares Final dividend for the year ended 30 July 2006 of 22.5 cents (2005 17.0 cents) per fully paid ordinary share paid on 13 November 2006 (14 November 2005). Fully franked at 30% tax rate (2006 30%).	268.1	210.0

Dividends not recognised at half year end

In addition to the above dividends, since the half year end the Directors have proposed an interim dividend of 19.5 cents per fully paid ordinary share, fully franked based on tax paid at 30%. The aggregate amount of the proposed ordinary dividend expected to be paid on 14 May 2007 out of retained profits at 28 January 2007, but not recognised as a liability at half year end, is $233.0 million.

The interim dividend declared after 28 January 2007 will be fully-franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 29 July 2007.

The franked portions of the interim dividends recommended after 28 January 2007 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 29 July 2007.

Franking credits

Franking credits of $367.4 million (at 30%), are available for the consolidated entity and will enable the payment of franked dividends for at least the next year.

Dividend reinvestment plan

Dividend reinvestment plan has been suspended. The interim dividend will be paid in cash.

Share buy-back

On 23 May 2006, the Company announced and commenced a capital management program to buy back up to $1.0 billion shares.

On 10 July 2006, the Company purchased and cancelled 81,816,534 Coles Group Limited fully paid ordinary shares under an off-market buy-back. The shares were acquired at $10.23 per share. The total cost of the off-market buy-back was $838.9 million, which included $1.9 million of transaction costs.

As announced in the Coles Group Share Buy-Back offer document on 23 May 2006, all of the Buy-Back Price above $3.00 per ordinary Coles Group Limited share acquired off-market has been treated for taxation purposes as a fully franked dividend. Accordingly, retained profits was reduced by $591.5 million and contributed equity was reduced by $247.4 million. In addition, the Company's dividend franking account was reduced by $274.8 million as a result of the off-market buy-back.

On 10 July 2006, the Company announced that the balance of the $1.0 billion capital management program (being $163.0 million) would be conducted by an on-market buy-back. At balance date, 5,454,538 Coles Group Limited fully paid ordinary shares had been purchased and cancelled under this program. The shares were acquired at prices ranging from $13.23 per share to $13.48 per share. The total cost of the on-market buy-back was $73.2 million, which included $0.1 million of transaction costs. Between balance date and reporting date, no additional shares have been purchased under this program.

Note 3 Business combinations

Summary of acquisitions

During the 26 weeks ended 28 January 2007, the acquisitions as set out below were undertaken by the Coles Group.

On 8 December 2006, Liquorland (Qld.) Pty Ltd, a controlled entity of the Coles Group, acquired 100% of the issued capital of six shell companies. On 11 December 2006, each of these companies acquired the net assets of one hotel business and the related bottle shops from the Talbot Hotel Group in Queensland. The total purchase consideration was $55.6 million. Goodwill recognised on the acquisition was $48.6 million. The accounting for the acquisition of the net assets from Talbot Hotel Group is provisional, and is awaiting finalisation of the fair values of the net identifiable assets and consequently the purchase consideration.

On 11 December 2006, Liquorland (Qld.) Pty Ltd, a controlled entity of the Coles Group, acquired the net assets of Pippos Hotels Group, including five hotels and 13 bottle shops in Queensland, for $55.6 million. Goodwill recognised on the acquisition was $47.8 million. The accounting for the acquisition of the net assets from Mr. Corks Liquor Group is provisional, and is awaiting finalisation of the fair values of the net identifiable assets and consequently the purchase consideration.

During the 26 weeks ended 28 January 2007, Coles Group Property Developments (formerly Coles Myer Property Developments Ltd), a controlled entity of the Coles Group, acquired 100% of the net assets of two hotel businesses, located in Victoria and South Australia, for a total consideration of $27.5 million. Goodwill recognised on these acquisitions was $8.5 million. The accounting for the acquisition of the net assets from the two hotels is provisional, and is awaiting finalisation of the fair values of the net identifiable assets and consequently the purchase consideration.

During the 26 weeks ended 29 January 2006, Coles Group Property Developments Ltd acquired a hotel business in New South Wales for a total consideration of $17.4 million. In addition, Liquorland (Qld) Pty Ltd acquired the net assets of two Queensland hotels for a total consideration of $14.2 million, and other net asset acquisitions of $0.3 million were completed.

The contributions to revenue and profit for the businesses acquired during the 26 weeks ended 28 January 2007 is not significant to the results of the Coles Group. Further the revenue that would have been earned by the Coles Group should the results of all acquisitions have been included from the start of the financial year does not vary significantly from that disclosed in the Income Statement for the 26 weeks ended 28 January 2007.
	2007 $m	2006 $m
Details of the fair value of the assets and liabilities acquired are as follows:
Purchase consideration (refer to (b) below)
Cash paid (net of transaction costs)	138.7	31.9
Total purchase consideration	138.7	31.9
Fair value of net identifiable assets acquired (refer to (c) below)	(33.8)	(14.4)
Goodwill	104.9	17.5

The goodwill is attributable to the high profitability of the acquired businesses. Liquor licences, acquired as part of the acquisitions made by Liquorland (Qld) Pty Ltd, have been recognised as part of goodwill on acquisition. Whilst the liquor licences meet the definition of separable intangible assets, these assets were not able to be reliably measured separate from the acquired business or premises. The fair value of assets and liabilities acquired are based on discounted cash flow models. No acquisition provisions were created.

	2007 $m	2006 $m
(b) Purchase consideration
Net outflow of cash to purchase businesses and controlled entities, net of cash acquired:
Cash consideration, net of transaction costs	(138.7)	(31.9)
Less: Cash acquired	0.6	-
Add: Prior year adjustment to provisional cash consideration (1)	11.1
Net outflow of cash for purchase of businesses and controlled entities, net of cash acquired	(127.0)	(31.9)

(1) During the 26 weeks ended 28 January 2007, adjustments to the provisional acquisition accounting for Sydney Drug Stores Pty Ltd (trading as Pharmacy Direct), Hedley Hotel Group Pty Ltd and Hedley Hotel Group No. 2 Pty Ltd as reported in the 2006 Full Financial Report have been made. The key effects of these adjustments were to reduce goodwill by $11.5 million and purchase consideration paid by $11.1 million.

Note 3 Business combinations (continued)
	2007		2006
	Acquirees' carrying amount $m	Fair value $m	Acquirees' carrying amount $m	Fair value $m
(c) Assets and liabilities acquired
Cash assets	0.6	0.6	-	-
Trade and other receivables	0.2	0.2	0.3	0.3
Inventories	7.3	7.3	1.1	1.1
Property, plant and equipment	22.9	22.9	13.6	13.6
Deferred tax assets		-
Gaming licences	4.5	4.5
Trade and other payables	(0.1)	(0.1)	(0.6)	(0.6)
Provisions	(0.2)	(0.2)
Deferred tax liabilities		(1.4)
Net identifiable assets acquired	35.2	33.8	14.4	14.4

Note 4 Depreciation and amortisation
	2007 $m	2006 $m
Depreciation
Freehold buildings	0.9	0.5
Leasehold improvements	25.9	25.6
Plant and equipment	208.9	215.8
	235.7	241.9
Amortisation
Co-branded operating rights	2.8	2.6
Computer software	26.4	18.0
Stamp duty	1.6	1.6
	30.8	22.2

Total depreciation and amortisation	266.5	264.1

Continuing operations	266.5	236.6
Discontinued operations		27.5
Total depreciation and amortisation	266.5	264.1

Note 5 NTA backing
	2007	2006

Net tangible asset backing per ordinary security	1.90	2.24

Note 6 Interests in joint ventures and other associated entities

On 22 November 2006, Coles Group Property Developments Limited (formerly Coles Myer Property Developments Limited), a controlled entity of the Coles Group, acquired a joint venture interest in the Hal Property Trust. Coles Group Property Developments Limited has a 50% participating interest in this joint venture and is entitled to 50% of its results. The Coles Group's interest in the assets employed in the joint venture is included in the condensed consolidated Balance Sheet for the half year ended 28 January 2007.

On 5 October 2006, CMTI Pty Ltd, a controlled entity of the Coles Group, disposed of its interest in the CMS General Trust for $160.0 million. The Income Statement, Balance Sheet and Cash Flow Statement of the CMS General Trust has been included in the results of the Coles Group up to the date of sale (2006 26 weeks ended 29 January 2006). Included in the contribution to profit for the half year ended 28 January 2007 is a gain on disposal of the CMS General Trust of $33.6 million, while the comparative half year includes $11.4 million for the revaluation of underlying property held in the CMS General Trust.
	Investment		Contribution to profit for the half year		Ownership interest		Principal activity	Balance date
	2007 $m	2006 $m	2007 $m	2006 $m	2007%	2006%
Hal Property Trust	8.3				50		Property ownership	30 June
CMS General Trust		124.5	35.2	16.1		50	Property ownership	30 June
FlyBuys Partnership		2.0			50	50	Loyalty program	31 December
Quids Technology Pty Ltd	-	-			50	50	Software development	30 June

Note 7 Total equity reconciliation

2007 $m	Contributed equity - ordinary	Reserves	Retained profits	Total equity
At 30 July 2006	2,144.2	3.9	1,449.9	3,598.0
Total recognised income for the half year		6.5	501.3	507.8
Exercise of options	66.6			66.6
Issue of equity for deferred consideration on business acquisitions undertaken during the year ended 30 July 2006	18.7			18.7
On-market buy-back	(73.2)			(73.2)
Share-based payments expense		5.0		5.0
Purchase of shares for settlement of converted share-based payments	(1.0)			(1.0)
Contribution of equity under the Employee Share Plan	1.6			1.6
Equity dividends			(268.1)	(268.1)
At 28 January 2007	2,156.9	15.4	1,683.1	3,855.4

2006 $m	Contributed equity - ordinary	Reserves	Retained profits	Total equity
At 31 July 2005	2,068.6	7.1	1,339.4	3,415.1
Adjustment on adoption of AASB 132 and AASB 139, net of tax		6.0	(20.7)	(14.7)
Balance at the start of the year - restated	2,068.6	13.1	1,318.7	3,400.4
Total recognised (expense)/income for the half year		(3.9)	484.5	480.6
Exercise of options	78.7			78.7
Share-based payments expense		4.6		4.6
Contribution of equity under the Employee Share Plan	1.3			1.3
Equity dividends			(210.0)	(210.0)
At 29 January 2006	2,148.6	13.8	1,593.2	3,755.6

Note 8 Contingent liabilities

Contingent liabilities as at 28 January 2007 were $589.9 million, an increase of $30.2 million since 30 July 2006, mainly associated with bank guarantees.

Note 9 Subsequent event

On 23 February 2007, the Company announced to the market it would commence a process to review ownership options for the Company and its businesses. This announcement did not affect the presentation of the financial performance, results or cash flows of the Coles Group for the 26 weeks ended on 28 January 2007.

Note 10 Segments
Primary reporting - business segments 2007 $m	Food, Liquor & Fuel	Kmart	Officeworks	Target	Property and Unallocated	Total Continuing Operations	Discontinued Operations - Myer/ Megamart (3)	Consolidated
Revenue
Sales	13,224.3	2,147.1	598.2	1,798.3		17,767.9		17,767.9
Other operating revenue	49.3	0.5	1.5	0.1	8.9	60.3		60.3
Total segment revenue	13,273.6	2,147.6	599.7	1,798.4	8.9	17,828.2		17,828.2
Segment result	459.0(1)	72.5	32.1	188.8	(14.9) (2)	737.5		737.5
Net finance costs								(47.4)
Profit before income tax								690.1
Income tax expense								(188.8)
Net profit								501.3

2006 $m
Revenue
Sales	12,839.0	2,186.0	594.3	1,735.4		17,354.7	1,658.0	19,012.7
Other operating revenue	33.9	0.3	0.8	0.1	7.3	42.4	26.7	69.1
Total segment revenue	12,872.9	2,186.3	595.1	1,735.5	7.3	17,397.1	1,684.7	19,081.8
Segment result	396.8	92.9	29.5	188.8	(25.1) (4)	682.9	54.7	737.6
Net finance costs								(51.5)
Profit before income tax								686.1
Income tax expense								(201.6)
Net profit								484.5
  Includes a write-back of fixed rental accruals of $34.5 million for re-negotiated Coles Express leases.
  Includes profit on sale of Ocean Keys, Casey and CMS General Trust of $61.4 million, share of profit of CMS General Trust accounted for using the equity method of $1.6 million, and consultant costs of $35.0 million relating to business simplification and response advisory fees in relation to the proposed takeover.
  The accounting for Myer and Megamart as discontinued operations is awaiting finalisation of divestment related issues. For the half year ended 28 January 2007 there have been no material changes to the discontinued operations as reported at 30 July 2006.
  Includes share of profit of CMS General Trust accounted for using the equity method of $16.1 million.

The directors present their report for the 26 weeks ended 28 January 2007.

Directors

The names of the directors in office at the date of this report are:

Richard Allert, AM Chairman

John Fletcher Managing Director and Chief Executive Officer

Patricia Akopiantz Non-executive Director

Keith Barton Non-executive Director

William Gurry, AO Non-executive Director

Anthony Hodgson Non-executive Director

Belinda Hutchinson Non-executive Director

Sandra McPhee Non-executive Director

Michael Wemms Non-executive Director

The above directors each held office during and since the end of the period.

Mr Martyn Myer retired as a Non-executive Director on 20 November 2006.

Review of operations

The results of the operations of the Coles Group during the period are reviewed on pages 1 to 10.

Auditor's independence declaration

A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 25.

Rounding of amounts

Coles Group is a company of the kind referred to in the Australian Securities & Investments Commission Class Order 98/0100 dated 10 July 1998. As a result, amounts in the accompanying financial report have, where appropriate, been rounded to the nearest one hundred thousand dollars except where otherwise indicated.

Directors' Declaration

In the directors' opinion:

(a) The directors declare that the financial statements and the notes set out on pages 13 to 23 are in accordance with the Corporations Act 2001, including:
  complying with the Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and
  giving a true and fair view of the Coles Group's financial position as at 28 January 2007, and of its performance, as represented by the results of its operations and cash flows for the 26 weeks ended on that date.

(b) The directors further declare that in their opinion there are reasonable grounds to believe that Coles Group Limited will be able to pay its debts as and when they become due and payable.

This Directors' Report and Directors' Declaration are made in accordance with a resolution of the Directors.

John Fletcher

Managing Director and Chief Executive Officer

Melbourne, 26 March 2007

Facsimile 61 3 8603 1999

Auditor's Independence Declaration

As lead auditor for the review of Coles Group Limited for the half year ended 28 January 2007, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Coles Group Limited and the entities it controlled during the period.

Con Grapsas Melbourne

Partner 26 March 2007

PricewaterhouseCoopers

INDEPENDENT AUDITOR'S REVIEW REPORT

to the members of Coles Group Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Coles Group Limited, which comprises the condensed balance sheet as at 28 January 2007, and the condensed income statement,

the condensed statement of recognised income and expenses and the condensed cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors'

declarationfor the Coles Group Limited Group (the consolidated entity). The consolidated entity comprises both Coles Group Limited (the company) and the entities it controlled during that half-

year.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-

year financial report in accordance with Australian Accounting Standards (including the Australian

Accounting Interpretations) and the Corporations Act 2001. This responsibility includes designing,

implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error;

selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review.

We conducted our review in accordance with Auditing Standard on Review Engagements ASRE

2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in

order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act

2001 including: giving a true and fair view of the consolidated entity's financial position as at 28

January 2007 and its performance for the half-year ended on that date; and complying with

Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations

2001. As the auditor of Coles Group Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing

Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

For further explanation of a review, visit our website www.pwc.com/au/financialstatementaudit.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we have complied with the independence requirements of the

Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Coles Group Limited is not in accordance with the

Corporations Act 2001 including:

(a) giving a true and fair view of the consolidated entity's financial position as at 28 January 2007 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 Interim Financial Reporting and

Corporations Regulations 2001.

PricewaterhouseCoopers

Con Grapsas Melbourne

Partner 26 March 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES GROUP LIMITED

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date March 27, 2007